Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259484

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus Dated June 6, 2022)

(Prospectus Supplement No. 1 Dated June 30, 2022)

(Prospectus Supplement No. 2 Dated July 11, 2022)

(Prospectus Supplement No. 3 Dated August 2, 2022)

(Prospectus Supplement No. 4 Dated August 11, 2022)

Up to 13,426,181 Shares of Common Stock

This Prospectus Supplement No. 5 (this “Prospectus Supplement”) updates and supplements the prospectus dated June 6, 2022, as supplemented by Prospectus Supplement No. 1 dated June 30, 2022 and as further supplemented by Prospectus Supplement No. 2 dated July 11, 2022; Prospectus Supplement No. 3 dated August 2, 2022; and Prospectus Supplement No. 4 dated August 11, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended by that Post-Effective Amendment No. 1 on Form S-1 (“Post-Effective Amendment”), which Post-Effective Amendment was declared effective by the Securities and Exchange Commission on June 6, 2022 (Registration No. 333-259484). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 8-K, filed with the Securities and Exchange Commission on August 22, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale from time to time by 3i, LP, a Delaware limited partnership (“3i, LP”), or their permitted transferees that may be identified in the Prospectus by prospectus supplement (the “Selling Stockholders”) of up to 13,426,181 shares of Common Stock consisting of:

●	up to 2,180,497 shares of Common Stock issued upon conversion of 20,000 shares of our Series A Preferred Stock originally issued in a private placement to 3i, LP, based upon an initial conversion price of $9.906 and stated par value of $1,080 (which stated par value includes a one-time dividend equal to an 8% increase in the original stated par value of $1,000). See the section titled “Business - The Private Placement (PIPE Financing);”

●	up to 2,018,958 shares of Common Stock issuable upon exercise of the PIPE Warrant based upon an exercise price of $9.906; and

●	up to 9,226,726 additional shares of Common Stock that may be issuable upon conversion of our Preferred Stock using the Floor Price of $1.9812. See the section titled, “Description of Our Capital Stock — The Series A Preferred Stock.” This amount also includes 505,740 shares allocated to the exercise of the PIPE Warrant to comply with our obligation to register 125% of the number of shares of our Common Stock issuable upon the exercise of the PIPE Warrant. See the section titled, “Description of Our Capital Stock — PIPE Warrant.”

The shares of Common Stock covered by the Prospectus and this Prospectus Supplement were registered pursuant to the terms of a registration rights agreement between us and 3i, LP. We will not receive any proceeds from the sale of shares of Common Stock offered for resale by the Selling Stockholders, although we may receive up to $20 million in gross proceeds if the Selling Stockholders exercise the PIPE Warrant in full.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “ALLR.” On August 22, 2022, the last reported sale price of our Common Stock was $1.52 per share. As of August 22, 2022, we had 9,943,985 shares of Common Stock issued and outstanding.

Since December 2021 pursuant to a series of exercise of conversion by 3i, LP, we issued 1,868,161 shares of Common Stock to 3i, LP upon the conversion of 4,194 shares of Series A Preferred Stock. As of August 22, 2022, we had 15,806 shares of Series A Preferred Stock issued and outstanding.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 13 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 22, 2022

ALLARITY THERAPEUTICS, INC.

(Exact name of registrant as specified in our charter)

Delaware	001-41160	87-2147982
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Broadway, Suite 201 Cambridge, MA	02139
(Address of Principal Executive Offices)	(Zip Code)

(401) 426-4664

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Allarity Therapeutics, Inc. (the “Company”) is furnishing its unaudited financial statements for the three and six months ended June 30, 2022, and related management’s discussion and analysis in this Current Report on Form 8-K. As previously disclosed in Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022, the Company received a letter on August 8, 2022 from its prior independent registered public accounting firm, that it had terminated its relationship with the Company effective August 5, 2022. Accordingly, the Company’s unaudited financial statements for the three and six months ended June 30, 2022, furnished herewith have not been reviewed by an independent registered accounting firm and are subject to change.

Upon the Company’s engagement of a new independent registered public accounting firm, and its review of its unaudited financial statements for the three and six months ended June 30, 2022, the Company intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Item 2.02 Results of Operations and Financial Condition.

The Company’s information regarding its financial statements for the three and six months ended June 30, 2022, furnished under Item 7.01 is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors referenced below and also included in our Form 10-K for the year ended December 31, 2021, before deciding whether to invest in shares of our common stock. The occurrence of any of the adverse developments described in our risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors

Our financial statements for the three and six months ended June 30, 2022, have not been reviewed; potential adjustment due to reassessing our assets, including our intangible assets.

The unaudited financial statements for the three and six months ended June 30, 2022, and related management’s discussion and analysis being furnished herewith have neither been audited by or reviewed by an independent registered accounting firm and, therefore, are subject to change. Although we believe that the accompanying unaudited financial statements for the three and six months ended June 30, 2022, represents the consolidated balance sheet, results of operations and comprehensive loss, statements of changes in redeemable convertible preferred stock and stockholders’ equity, and cash flows of the Company for the interim periods presented, there can be no guarantee and assurance that upon engagement of and review by a new independent register public accounting firm that changes may be made to the financial statements for the three and six months ended June 30, 2022, and such changes may be substantial.

In addition, in light of our August 2, 2022, announcement to refocus our oncology pipeline strategy away from the development of monotherapies towards the development of combination therapies, as part of our normal accounting procedures, we will be reviewing and reassessing the value our assets, including our intangible assets. As a result, our June 30, 2022, financial statements may be materially and adversely affected as a result of such reassessment.

If we do not continue to satisfy the Nasdaq Global Market continued listing requirements, our Common Stock could be delisted.

The listing of our common stock on the Nasdaq Global Market is contingent on our compliance with the Nasdaq Global Market’s conditions for continued listing. On April 20, 2022, we received notice from The Nasdaq Stock Market (“Nasdaq”) stating that because we had not yet filed our Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) by its due date, we were no longer in compliance with the listing requirement which requires listed companies to timely file all required periodic financial reports with the SEC. On May 17, 2022, we filed our Form 10-K with the SEC. Subsequent to the filing of the Form 10-K, we were late in filing our Form 10-Q for the quarterly period ended March 31, 2022, and as of August 22, 2022, we have not yet filed our Form 10-Q for the quarterly period ended June 30, 2022.

Should we continue to fail to meet the Nasdaq listing requirement, we may be subject to delisting by Nasdaq. In the event our common stock is no longer listed for trading on the Nasdaq Global Market, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially adversely affect our operations and financial results. Further, delisting from the Nasdaq Global Market could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

We may not be able to engage a new independent registered public accounting firm in a timely manner.

On August 8, 2022, we receive written notice that our prior independent registered public accounting firm terminated its relationship effective August 5, 2022. We are currently seeking a new independent registered public accounting firm, but this process will take time. As a result, we are delinquent in filing our Form 10-Q for the quarterly period ended June 30, 2022 with the SEC and may be late in filing other period reports with the SEC in the future. Our inability to timely file our period reports with the SEC may cause uncertainty and adversely affect our credibility in the capital and financial community and could cause our common stock to be delisted from the Nasdaq Global Market both of which will adversely affect the price of our common stock.

FORWARD-LOOKING STATEMENTS

The unaudited financial statements for the three and six months ended June 30, 2022 and related management’s discussion and analysis contained in the Item 7.01 of this Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements in this Form -K other than statements of historical fact are forward-looking statements for purposes of these provisions, including any statements of the Company’s plans and objectives for future operations, the Company’s future financial or economic performance (including known or anticipated trends), and the assumptions underlying or related to the foregoing. Statements that include the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof, or other comparable terminology, are forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” in our Annual Report on Form 10-K (“Form 10-K”), filed with the SEC on May 17, 2022. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should read these factors and the other cautionary statements made in this report as being applicable to all related forward-looking statements wherever they appear in this report. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any forward-looking statements contained in this Form 8-K are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results or financial condition will improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” in this Form 8-K and in other reports filed from time to time with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

All forward-looking statements and descriptions of risks included in this report are made as of the date hereof based on information available to the Company as of the date hereof, and except as required by applicable law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult the risks and other disclosures described in the reports the Company files from time to time with the SEC after the date of this report for updated information.

Condensed Consolidated Financial Statements

ALLARITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for share and per share data)

	June 30, 2022 $	December 31, 2021 $
	(Unaudited)
ASSETS
Current assets:
Cash	7,639	19,555
Other current assets	236	625
Prepaid expenses	876	36
Tax credit receivable	1,331	838
Total current assets	10,082	21,054
Non-current assets:
Investment in Lantern Pharma Inc. stock	254	350
Property, plant and equipment, net	5	8
Operating lease right of use assets	42	86
Intangible assets, net	12,811	28,135
Total assets	23,194	49,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,555	698
Accrued liabilities	1,158	8,590
Income taxes payable	23	60
Operating lease liabilities, current	54	98
Derivative liabilities	2,882	—
Warrant liability	1,519	11,273
Total current liabilities	11,191	20,719
Non-current liabilities
Convertible promissory note and accrued interest, net	1,031	979
Operating lease liabilities, net of current portion	—	9
Deferred tax	656	1,961
Derivative liabilities	—	7,181
Total liabilities	12,878	30,849
Commitments and contingencies (Note 21)
Redeemable convertible preferred stock
Series A Convertible Preferred stock $0.0001 par value (500,000 shares authorized) 17,018 and 19,800 issued and outstanding at June 30, 2022 and December 31, 2021 respectively	2,113	632
Stockholders’ equity
Common stock, $0.0001 par value (30,000,000 shares authorized) shares issued and outstanding at June 30, 2022 and December 31, 2021 were 9,283,295 and 8,096,014 respectively	929	810
Additional paid-in capital	83,135	84,434
Accumulated other comprehensive loss	(1,632)	(600)
Accumulated deficit	(74,229)	(66,492)
Total stockholders’ equity	8,203	18,152
Total liabilities, redeemable convertible preferred stock & stockholders’ equity	23,194	49,633

See accompanying notes to condensed consolidated financial statements.

ALLARITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(U.S. dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2022 $	2021 $ (Restated)	2022 $	2021 $ (Restated)
Operating expenses:
Research and development	1,402	2,279	2,691	3,531
Impairment of intangible assets	—	—	14,007	—
General and administrative	2,927	2,097	5,940	3,307
Total operating expenses	4,329	4,376	22,638	6,838
Loss from operations	(4,329)	(4,376)	(22,638)	(6,838)
Other income (expenses)
Gain on the sale of IP	—	—	1,780	—
Interest income	5	—	5	—
Interest expense	(33)	(166)	(72)	(245)
Finance expense	—	(393)	—	(480)
Loss on investment	(34)	(67)	(70)	(180)
Foreign exchange gains (losses)	(336)	(41)	(605)	(80)
Change in fair value adjustment of derivative and warrant liabilities	874	(25)	13,440	20
Penalty on Series A Preferred stock liability	(800)	—	(800)	—
Loss on extinguishment of convertible debt	—	(25)	—	(141)
Change in fair value of convertible debt	—	(273)	—	(474)
Net other income (loss)	(324)	(990)	13,678	(1,580)
Net loss for the period before tax benefit (expense)	(4,653)	(5,366)	(8,960)	(8,418)
Income tax benefit (expense)	(4)	(30)	1,223	(63)
Net loss	(4,657)	(5,396)	(7,737)	(8,481)
Deemed dividend of 8% on Preferred stock	—	—	(1,572)	—
Net loss attributable to common stockholders	(4,657)	(5,396)	(9,309)	(8,481)

Basic and diluted net loss per common stock	(0.52)	(1.08)	(1.08)	(1.78)
Weighted-average number of common stock outstanding, basic and diluted	9,016,754	5,017,183	8,654,574	4,776,643
Other comprehensive loss, net of tax:
Net loss	(4,657)	(5,396)	(7,737)	(8,481)
Change in cumulative translation adjustment	(818)	(300)	(1,032)	(759)
Change in fair value attributable to instrument specific credit risk	—	(3)	—	(9)
Comprehensive loss attributable to common stockholders	(5,475)	(5,699)	(8,769)	(9,249)

See accompanying notes to condensed consolidated financial statements.

ALLARITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
For the Six months ended June 30, 2022 and 2021
(Unaudited)

(U.S. dollars in thousands, except for share data)

						Obligation	Accumulated Other
	Series A Convertible Preferred Stock		Common Stock		Additional Paid in	to Issue	Comprehensive (Loss)	(Accumulated	Total Stockholders’
	Number	Value, net $	Number	Value $	Capital $	Shares $	Income $	Deficit) $	Equity $
Balance, December 31, 2020 (Restated)	—	—	4,252,021	426	62,482	—	1,375	(39,844)	24,439
Debt conversion			528,810	53	2,331	—	—	—	2,384
Stock based compensation	—	—	—	—	195	—	—	—	195
Currency translation adjustment	—	—	—	—	—	—	(459)	—	(459)
Fair value of instrument specific Credit risk	—	—	—	—	—	—	(6)	—	(6)
Loss for the period	—	—	—	—	—	—	—	(3,085)	(3,085)
Balance, March 31, 2021	—	—	4,780,831	479	65,008	—	910	(42,929)	23,468
Debt conversion			99,383	10	486	—	—	—	496
Units issued for cash	—	—	2,417,823	242	11,867	—	—	—	12,109
Warrants exercised for cash	—	—	5,433	1	15	—	—	—	16
Fair value of investor warrants (TO3)	—	—	—	—	(2,000)	—	—	—	(2,000)
Share issuance costs	—	—	—	—	(1,991)	2,384	—	—	393
Stock based compensation	—	—	—	—	433	—	—	—	433
Cumulative translation adjustment			—	—	—	—	(300)	—	(300)
Fair value of instrument specific credit risk	—	—	—	—	—	—	(3)	—	(3)
Net loss for the period	—	—	—	—	—	—	—	(5,396)	(5,396)
Balance, June 30, 2021 (Restated)	—	—	7,303,470	732	73,818	2,384	607	(48,325)	29,216

	Series A Convertible Preferred Stock		Common Stock		Additional Paid in	Accumulated Other Comprehensive	(Accumulated	Total Stockholders’
	Number	Value, net $	Number	Value $	Capital $	(Loss) Income $	Deficit) $	Equity $
Balance, December 31, 2021	19,800	632	8,096,014	810	84,434	(600)	(66,492)	18,152
Conversion of preferred stock into common stock, net	(1,973)	(62)	746,276	75	306	—	—	381
Deemed dividend of 8% on preferred stock	—	1,572	—	—	(1,572)	—	—	(1,572)
Stock based compensation	—	—	—	—	1,065	—	—	1,065
Currency translation adjustment	—	—	—	—	—	(214)	—	(214)
Loss for the period	—	—	—	—	—	—	(3,080)	(3,080)
Balance, March 31, 2022	17,827	2,142	8,842,290	885	84,233	(814)	(69,572)	14,732
Conversion of preferred stock into common stock, net	(809)	(29)	441,005	44	(1,231)	—	—	(1,187)
Stock based compensation	—	—	—	—	133	—	—	133
Currency translation adjustment	—	—	—	—	—	(818)	—	(818)
Loss for the period	—	—	—	—	—	—	(4,657)	(4,657)
Balance, June 30, 2022	17,018	2,113	9,283,295	929	83,135	(1,632)	(74,229)	8,203

See accompanying notes to condensed consolidated financial statements.

ALLARITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six months ended June 30,
	2022 $	2021 $
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(7,737)	(8,481)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on the sale of IP	(1,780)	—
Penalty on Series A Preferred stock liability	800	—
Depreciation and amortization	47	53
Intangible asset impairment	14,007	—
Stock-based compensation	1,198	628
Unrealized foreign exchange loss	475	80
Non-cash finance expense	—	480
Non-cash interest	52	48
Loss on investment	70	180
Change in fair value adjustment of convertible debt	—	474
Loss on extinguishment of convertible debt	—	141
Change in fair value adjustment of warrant and derivative liabilities	(13,440)	(20)
Deferred income taxes	(1,223)	(22)
Changes in operating assets and liabilities:
Other current assets	354	(311)
Tax credit receivable	(593)	(474)
Prepaid expenses	(887)	156
Accounts payable	5,175	222
Accrued liabilities	(6,095)	76
Income taxes payable	(34)	(1)
Operating lease liability	(53)	(62)
Net cash used in operating activities	(9,664)	(6,833)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of IP	809	—
Net cash provided by investing activities	809	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Line of credit	—	(23)
Cash paid on conversion of Series A Preferred Stock	(1,511)	—
Penalty on Series A preferred stock liability	(800)	—
Proceeds from common share issuance	—	12,109
Proceeds from exercised warrants	—	16
Common share issuance costs	—	(121)
Proceeds from convertible loan	—	1,140
Loan proceeds	—	2,858
Repayment of loan	—	(2,944)
Net cash (used) provided by financing activities	(2,311)	13,035
Net increase (decrease) in cash	(11,166)	6,202
Effect of exchange rate changes on cash	(750)	98
Cash, beginning of period	19,555	298
Cash, end of period	7,639	6,598
Supplemental information
Cash paid for income taxes	1	—
Cash paid for interest	20	197
Supplemental disclosure of non-cash investing and financing activities:
Offset of payable against receivable from sale of IP	971	—
Conversion of Series A Convertible Preferred stock to equity	705	—
Deemed 8% dividend on Series A Preferred shares	1,572	—
Conversion of convertible debt to common shares	—	2,825
Common shares issued to settle accounts payable	—	55
Right of use asset modification	—	145

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(UNAUDITED)

(U.S. dollars in thousands, except for share and per share data and where otherwise noted)

1. Organization, Principal Activities, and Basis of Presentation

Allarity Therapeutics, Inc. and Subsidiaries (the “Company”) is a clinical stage pharmaceutical company that develops drugs for the personalized treatment of cancer using drug specific companion diagnostics (cDx) generated by its proprietary drug response predictor technology, DRP®. Additionally, the Company, through its Danish subsidiary, Allarity Denmark (previously Oncology Venture ApS), specializes in the research and development of anti-cancer drugs.

The Company’s principal operations are located at Venlighedsvej 1, 2970 Horsholm, Denmark. The Company’s United States operations are located at 210 Broadway #201, Cambridge, MA 012139, United States of America.

(a) Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Pursuant to the requirements of Accounting Standard Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date of these financial statements, and (1) is probable that the plan will be effectively implemented within one year after the date the financial statements are issued, and (2) it is probable that the plan, when implemented, will mitigate the relevant condition or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financials are issued. Certain elements of the Company’s operating plan to alleviate the conditions that raise substantial doubt are outside of the Company’s control and cannot be included in management’s evaluation under the requirements of Accounting Standard Codification (ASC) 205-40.

Since inception, the Company has devoted substantially all its efforts to business planning, research and development, clinical expenses, recruiting management and technical staff, and securing funding via collaborations. The Company has historically funded its operations with proceeds received from its collaboration arrangements, sale of equity capital and proceeds from sales of convertible notes.

The Company has incurred significant losses and has an accumulated deficit of $74.2 million as of June 30, 2022. As of August 18, 2022, our cash is insufficient to fund our current operating plan and planned capital expenditures for the next 12 months. These conditions give rise to a substantial doubt over the Company’s ability to continue as a going concern.

Management’s plans to mitigate the conditions or events that raise substantial doubt include additional funding through public equity, private equity, debt financing, collaboration partnerships, or other sources. There are no assurances, however, that the Company will be successful in raising additional working capital, or if it is able to raise additional working capital, it may be unable to do so on commercially favorable terms. The Company’s failure to raise capital or enter into other such arrangements if and when needed would have a negative impact on its business, results of operations and financial condition and its ability to develop its product candidates.

Although management continues to pursue its funding plans, there is no assurance that the Company will be successful in obtaining sufficient funding to fund continuing operations on terms acceptable to the Company, if at all. Accordingly, based upon cash on hand at the issuance date of these financial statements the Company does not have sufficient funds to finance its operations for at least twelve months from the issuance date and therefore has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

(b) Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) as established by the Financial Accounting Standards Board (the “FASB”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The accompanying unaudited condensed interim consolidated financial statements contain all normal and recurring adjustments necessary to state fairly the consolidated balance sheet, results of operations and comprehensive loss, statements of changes in redeemable convertible preferred stock and stockholders’ equity, and cash flows of the Company for the interim periods presented. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature. Operating results for the three and six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the current year ending December 31, 2022. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes as of and for the years ended December 31, 2021, and 2020 thereto included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 17, 2022.

The preparation of these unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The results of operations and cash flows for the interim periods included in these condensed consolidated financial statements are not necessarily indicative of the results to be expected for any future period or the entire fiscal year.

These condensed consolidated financial statements and notes do not include all disclosures required by U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021, and the notes.

(c) Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

Name	Country of Incorporation
Allarity Acquisition Subsidiary Inc.	United States
Allarity Therapeutics Europe ApS (formerly Oncology Venture Product Development ApS)	Denmark
Allarity Therapeutics Denmark ApS (formerly OV-SPV2 ApS)	Denmark
MPI Inc.	United States
Oncology Venture US Inc.	United States

All intercompany transactions and balances, including unrealized profits from intercompany sales, have been eliminated upon consolidation.

(d) Risks and Uncertainties

The Company is subject to risks common to companies in the biotechnology industry, including but not limited to, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, dependence on key personnel and collaboration partners, protection of proprietary technology, compliance with government regulations, development by competitors of technological innovations, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if the Company’s research and development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The extent of the impact and effects of the coronavirus (COVID-19) on the operation and financial performance of the Company’s business will depend on future developments, including the duration and spread of the outbreak and varying virus mutations, related travel advisories and restrictions, the recovery time of disrupted research services, the consequential staff shortages, and research and development delays, or the uncertainty with respect to the accessibility of additional liquidity or capital markets, all of which are highly uncertain and cannot be predicted. If the Company’s operations are impacted by the outbreak for an extended period, the Company’s results of operations or liquidity may be materially adversely affected.

(e) Impact of the Russia-Ukraine War

There have been immense flows of refugees to Europe and Denmark is ready to facilitate and to accept refugees from the Ukraine. It is far too early to estimate how many migrants Denmark will facilitate, but immigration officials have begun preparing to accept Ukrainian refugees. Being a North Atlantic Treaty Organization (NATO) member, Denmark will strengthen its own national preparedness as well as that of the NATO defense alliance. The Ukraine crisis has not yet had an impact on our results of operations however we expect it may have an impact on the costs of materials we purchase for our laboratory operations in Denmark but, we cannot predict the impact now.

2. Restatement of Previously Issued Financial Statements

The Company has restated its financial statements as of and for the three and six month periods ended June 30, 2021 to correct the following errors:

(a) At the time of issuance of the TO3 Warrants on June 24, 2021, a Black-Scholes model was used, and a value of $5,151 was calculated using the following factors: share price SEK .92; exercise price SEK 1.70; historical and expected volatility 104.20%; option life 24 months, expected dividends 0%; and risk-free interest rate -.52% however certain market conditions were not considered.

After the issuance of the Company’s June 30, 2021, financial statements management corrected its valuation method to incorporate Monte Carlo simulations under different market conditions, as scheduled below, resulting in a probability weighted value of the TO3 warrants of $2,000 and $2,100 at June 24, 2021 and June 30, 2021 respectively. And warrants exercised on September 13, 2021, were re-valued at $206 using a Black-Scholes model with the assumptions noted below.

	June 24, 2021	June 30, 2021	September 13, 2021
Exercise price	$10.05	$9.95	$9.86
Stock price	$5.50	$6.3	$10.61
Risk-free interest	(0.55)%	(0.56)%	(0.50)%
Expected dividend yield	(0)%	(0)%	(0)%
Contractual life (years)	1.81	1.79	0.04
Expected volatility	106.5%	98%	104%

The restatement relates to the accounting for the derivative liability, a correction to allocate $393 of offering costs from equity to finance expense, and a reduction in value of the exercised warrants from $483 to $206. Based upon the above, values attributed to the derivative liability, the change in value of the derivative liability, interest costs, and foreign exchange have been adjusted in the following tables for each of the periods presented below:

(b) The Company identified a convertible promissory note that was previously unrecorded. The Company assumed this promissory note as part of the 2018 acquisition of Oncology Venture Product Development ApS (the “2018 Merger”). This promissory note (the “Note”) should have been recorded at fair value at the date of acquisition and accreted over time to its face value. To correct this error, the Company has made adjustments before tax to: 1) record an $880 adjustment to the January 1, 2021 opening balance of accumulated losses on the statement of equity to reflect the fair value of the Note at December 31, 2019 of $699 and accrued interest of $181 as reflected in i. below, 2) record the amortized cost of the Note of $928 as a non-current liability as of June 30, 2021, and 3) record the interest and accretion for the three months ended  June 30, 2021 $24; and by $48 for the six months ended June 30, 2021. The restatement tax effect of the Note is included in (c) below.

(c) The Company identified an error in the valuation allowance relating to its deferred tax assets as of June 30, 2021, and the income tax provision for the periods ended June 30, 2021. In determining the valuation allowance in the previously issued financial statements, the Company assumed a reversal time frame for its most significant deferred tax liability related to IPR&D that was inconsistent with the classification of the IPR&D as indefinite-lived intangible assets. Consequently, an additional valuation allowance is necessary as of June 30, 2021. To correct this error, the Company made adjustments to (1) increase the January 1, 2021 deferred tax liability and deficit by $1,532; (2) increase the deferred tax liability as of June 30, 2021 by $288; (3) increase income tax receivable by $93; and (4) reduce the tax benefit for the three months ended June 30, 2021 by $403 and by $718 for the six months ended June 30, 2021 in the consolidated statement of operations and comprehensive loss.

(d) The Company corrected certain classification matters related to the presentation of extinguishment of debt, and the allocation of stock-based compensation expense and certain legal between research and development and general and administrative costs. In addition, the tax credit of $219 for the three months ended June 30, 2021; and $438 for the six months ended June 30, 2021, was presented as a tax benefit in the income tax provision line. However, since it is not dependent on the generation of taxable income the presentation has been corrected to reflect the tax credit as a reduction of research and development expenses in the same amounts in the statement of operations.

(e) The Company has corrected its cash flow statement for the six-month period ended June 30, 2021, to adjust for the corrections discussed in paragraph (a) – (d) and to align the translation method with its December 31, 2021, financial statements resulting in total net adjustments of ($187) to operating cash flows; ($27) to financing cash flows; and $214 to foreign exchange effect on cash.

i.	Balance sheets

Opening deficit as of January 1, 2021 was corrected as follows:

Total accumulated deficit, as previously reported at January 1, 2021	$(37,432)
Convertible promissory note and accrued interest, net	(880)
Deferred tax valuation allowance	(1,532)
Total accumulated deficit, as restated at January 1, 2021	$(39,844)

	Impact of correction of errors quarter ended
June 30, 2021	As previously reported	Adjustments	As restated

Income tax receivable	$1,253	$93	$1,346
Other assets	37,527	—	37,527
Total assets	$38,780	$93	$38,873
Convertible promissory note, net of unamortized discount	$—	$928	$928
Deferred tax	293	1,820	2,113
Derivative and warrant liabilities	5,270	(3,051)	2,219
Other	4,397	—	4,397
Total liabilities	9,960	(303)	9,657
Common stock and other	3,115		3,115
Additional paid-in capital	70,275	3,544	73,819
Accumulated other comprehensive income	520	87	607
Accumulated deficit	(45,090)	(3,235)	(48,325)
Total stockholders’ equity	28,820	396	29,216
Total liabilities & stockholders’ equity	$38,780	$93	$38,873

ii.	Statements of operations

	Impact of correction of errors - quarter
Three months ended June 30, 2021	As previously reported	Adjustments	As restated
Operating expenses
Research and development
Tax credit	$—	$(219)	$(219)
Staffing expenses	248	147	395
Other research and development costs	1,850	253	2,103
Total research and development	2,098	181	2,279
General and administrative
Audit and legal	1,429	(253)	1,176
Staffing expenses	911	(147)	764
Other general and administrative costs	157	—	157
Total general and administrative	2,497	(400)	2,097
Total operating expenses	4,595	(219)	4,376
Loss from operations	(4,595)	219	(4,376)
Other income (expenses)
Finance expense	—	(393)	(393)
Interest expense	(382)	216	(166)
Change in fair value adjustment of warrant and derivative liabilities	75	(100)	(25)
Foreign exchange gain (loss)	1	(42)	(41)
Change in fair value of convertible debt	(98)	(175)	(273)
Loss on extinguishment of convertible debt	—	(25)	(25)
Others	(67)	—	(67)
Other (expense)	(471)	(519)	(990)
Net loss before income tax benefit (expense)	(5,066)	(300)	(5,366)
Income tax benefit (expense)	373	(403)	(30)
Net (loss) income attributable to Allarity common stockholders	$(4,693)	$(703)	$(5,396)
Basic and Diluted Earnings (Loss) per Share	$(0.94)	$(0.14)	$(1.08)
Weighted Average Shares Outstanding – Basic and Diluted	5,017,183	5,017,583	5,017,583

	Impact of correction of errors – year to date
Six months ended June 30, 2021	As previously reported	Adjustments	As restated
Operating expenses
Research and development
Tax credit	$—	$(438)	$(438)
Staffing expenses	496	214	710
Other research and development costs	3,259	—	3,259
Total research and development	3,755	(224)	3,531
General and administrative
Staffing expenses	1,584	(214)	1,370
Other general and administrative expenses	1,937	—	1,937
Total general and administrative expenses	3,521	(214)	3,307
Loss from operations	(7,276)	438	(6,838)
Other income (expenses)
Finance expense	—	(480)	(480)
Interest expense	(509)	264	(245)
Change in fair value adjustment of warrant and derivative liabilities	30	(10)	20
Loss on extinguishment of convertible debt	—	(141)	(141)
Change in fair value of convertible debt	(298)	(176)	(474)
Others	(260)	—	(260)
Other (expense)	(1,037)	(543)	(1,580)
Net (loss) before income tax	(8,313)	(105)	(8,418)
Income tax benefit (expense)	655	(718)	(63)
Net (loss) attributable to Allarity common stockholders	$(7,658)	$(823)	$(8,481)
Basic and Diluted (Loss) per Share	$(1.60)	$(0.18)	$(1.78)
Weighted Average Shares Outstanding - Basic and Diluted	4,776,643	4,776,643	4,776,643

iii. Statement of Cash Flows

	Impact of correction of errors – Six months ended June 30, 2021
	As previously reported	Adjustments	As restated

Loss for the period	$(7,658)	$(823)	$(8,481)
Items not affecting cash:
Deferred income taxes	(310)	288	(20)
Change in fair value adjustment of warrant and derivative liabilities	(30)	10	(20)
Foreign currency loss (gain)	(4)	84	80
Loss on extinguishment of convertible debt	—	141	141
Fair value adjustment of convertible debt	383	91	474
Others	1,335	54	1,389
Changes in operating assets and liabilities:
Other current assets	(230)	(81)	(311)
Tax credit receivable	(345)	(129)	(474)
Prepaid expenses	93	63	156
Accounts payable	152	70	222
Accrued liabilities	15	61	76
Income taxes payable	—	(1)	(1)
Operating lease liability	(47)	(15)	(62)
Net cash used in operating activities	(6,646)	(187)	(6,833)
Cash flows from financing activities:
Proceeds from convertible loan	1,200	(60)	1,140
Others	11,862	33	11,895
Net cash provided by financing activities	13,062	(27)	13,035
Net increase in cash	6,416	(214)	6,202
Foreign exchange effect on cash	(116)	214	98
Cash beginning of period	298	—	298
Cash end of period	$6,598	$—	$6,598

3. Summary of Significant Accounting Policies

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting years. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the fair value of the Series A preferred shares, warrants, convertible debt, and the accrual for research and development expenses, fair values of acquired intangible assets and impairment review of those assets, share based compensation expense, and income tax uncertainties and valuation allowances. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed considering reasonable changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known and if material, their effects are disclosed in the notes to the condensed consolidated financial statements. Actual results could differ from those estimates or assumptions.

(b) Foreign currency and currency translation

The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. The Company and its subsidiaries operate mainly in Denmark and the United States. The functional currencies of the Company’s subsidiaries are their local currency.

The Company’s reporting currency is the U.S. dollar. The Company translates the assets and liabilities of its Denmark subsidiaries into the U.S. dollar at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during each monthly period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the condensed consolidated statements of changes in redeemable convertible preferred stock and stockholders’ equity as a component of accumulated other comprehensive (loss).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods. Adjustments that arise from exchange rate translations are included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss as incurred

(c) Concentrations of credit risk and of significant suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in financial institutions in amounts that could exceed government-insured limits. The Company does not believe it is subject to additional credit risks beyond those normally associated with commercial banking relationships. The Company has not experienced losses on its cash accounts and management believes, based upon the quality of the financial institutions, that the credit risk regarding these deposits is not significant. The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply its requirements for supplies and raw materials related to these programs. These programs could be adversely affected by a significant interruption in these manufacturing services or the availability of raw materials.

(d) Cash

Cash consists primarily of highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. The Company had no cash equivalents or restricted cash on June 30, 2022, and December 31, 2021.

(e) Impairment of long-lived assets

Long-lived assets consist of property, plant and equipment, and intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. An impairment loss would be recognized as a loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group or the estimated return on investment are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flow or return on investment calculations.

(f) Accumulated other comprehensive (loss)

Accumulated other comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. The Company records unrealized gains and losses related to foreign currency translation and instrument specific credit risk as components of other accumulated comprehensive loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. During the three months ended June 30, 2022, and June 30, 2021, the Company recorded accumulated foreign currency translation losses of ($818) and ($300) respectively; and instrument specific credit risk losses of $0 and ($3) respectively. During the six months ended June 30, 2022, and June 30, 2021, the Company recorded accumulated foreign currency translation losses of ($1,032) and ($759) respectively; and instrument specific credit risk losses of $0 and ($9) respectively.

(g) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. At each reporting date, the Company evaluates whether a potential loss amount or a potential loss range is probable and reasonably estimable under the provisions of the authoritative guidelines that address accounting for contingencies. The Company expenses costs as incurred in relation to such legal proceedings as general and administrative expense within the condensed consolidated statements of operations and comprehensive loss.

(h) JOBS Act accounting election

The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies; however, the Company may adopt new or revised accounting standards early if the standard allows for early adoption.

(i) Recently adopted accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04 — Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options — to clarify the accounting by issuers for modifications or exchanges of equity-classified written call options. The framework applies to freestanding written call options, such as warrants, that were and remain equity classified by the issuer after the modification and are not in the scope of another Codification Topic. The framework applies regardless of whether the modification is through an amendment to the existing terms or issuance of a replacement warrant. The effect of the modification of the warrant is measured as the difference in its fair value immediately before and after the modification. The effect is recognized in the same manner as if cash had been paid as consideration. Additionally, other modifications may need to be accounted for as a cost to the issuing entity based on the substance of the transaction. The Company is required to apply the amendments within this ASU prospectively to modifications or exchanges occurring on or after the effective date of the amendment. The Company adopted this ASU on January 1, 2022, with no significant impact on its condensed consolidated financial statements and related disclosures.

In November 2021, the FASB issued ASU 2021-10 — Government Assistance — Disclosures by Business Entities about Government Assistance — to require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The ASU is effective prospectively or retrospectively for annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted this ASU on January 1, 2022, with no significant impact on its condensed consolidated financial statements and related disclosures.

(j) Recently Issued Accounting Pronouncements

Changes to GAAP are established the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. All other ASUs issued through the date of these financial statements were assessed and determined not to be applicable or are expected to have minimal impact on the Company’s condensed consolidated financial position and results of operations.

4. Other Current Assets

The Company’s other current assets are comprised of the following:

	June 30, 2022 $	December 31, 2021 $
Deposits	51	53
Salary deposit	83	65
Value added tax (“VAT”) receivable	102	507
Net other current assets	236	625

5. Prepaid Expenses

	June 30, 2022 $	December 31, 2021 $
Prepaid insurance	818	14
Other prepayments	58	22
	876	36

6. Investment

The Company owns 43,898 common shares in Lantern Pharma Inc. (“Lantern Pharma”) because of a prior license agreement made with Lantern Pharma in 2017. During June 2020 Lantern Pharma became publicly listed. As at June 30, 2022 the fair value of the shares was $254. In the six months ended June 30, 2022, and June 30, 2021, the Company recognized a loss on its shares in Lantern Pharma of $96 (including foreign exchange loss of $26) and $180 respectively. During July 2022 the Company sold its 43,898 common shares in Lantern Pharma in exchange for net proceeds of $182 and recognized a loss of $72.

	June 30,	December 31,
	2022 $	2021 $
Opening balance	350	845
Loss recognition	(96)	(495)
Ending balance	254	350

7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	June 30, 2022 $	December 31, 2021 $
Laboratory equipment	329	336
Less: accumulated depreciation	(324)	(328)
	5	8

Depreciation expense for property, plant and equipment and right of use assets for the six months ended June 30, 2022 and June 30, 2021 was $47 and $53 respectively.

8. Intangible assets

Intangible assets, net of accumulated amortization, impairment charges and adjustments are summarized as follows:

	As of June 30, 2022
	Cost	Accumulated Impairment	Accumulated Amortization	Net
IPR&D Assets	$32,885	$(20,074)	$—	$12,811
Acquired patents	78	—	(78)	—
Total intangible assets	$32,963	$(20,074)	$(78)	$12,811

	As of December 31, 2021
	Cost	Accumulated Impairment	Accumulated Amortization	Net
IPR&D Assets	$35,896	$(7,761)	$—	$28,135
Acquired patents	78	—	(78)	—
Total intangible assets	$35,974	$(7,761)	$(78)	$28,135

As a result of both the Company’s February 15, 2022, receipt of a Refusal to File (“RTF”) from the U.S. Food and Drug Administration regarding the Company’s new drug application (“NDA”) for Dovitinib, and the current depressed state of the Company’s stock price, the Company has performed an impairment assessment on its individual intangible assets utilizing a discounted cash flow model with a weighted average cost of capital (“WACC”) of 16%, and recognized an impairment charge of $14,007 during the six month period ended June 30, 2022. Individually material development projects in progress are as follows:

	June 30,	December 31,
	2022 $	2021 $
Stenoparib	12,811	25,407
Dovitinib	—	2,728
Total	12,811	28,135

9. Accrued liabilities

The Company’s accrued liabilities are comprised of the following:

	June 30,	December 31,
	2022 $	2021 $
Development cost liability	54	6,750
Payroll accruals	776	1,088
Accrued Board member fees	74	54
Accrued audit and legal	199	316
Other	54	382
	1,157	8,590

10. Loan

2021 Loan

Effective March 22, 2021, the Company received a loan facility of up to $2,900 (SEK 25 million), net of a 3% loan origination fee of $87 (SEK 750 thousand), recorded as finance costs in the condensed consolidated statement of operations and comprehensive loss; bearing interest at 3% per month, and due on June 23, 2021. During the six month period ended June 30, 2021 the Company received $2,858 pursuant to the terms of the loan.

In exchange for the loan, the Company committed to complete a rights offering and issued common shares. The rights offering was completed before June 23, 2021, and as of June 30, 2021, the loan balance of $2,944 and interest of $204 were paid to the lender.

11. Convertible promissory note, net

On April 12, 2022, Allarity Therapeutics Denmark ApS (“Allarity Denmark,” or “OV-SPV2”), a subsidiary of Allarity Therapeutics Europe ApS (“Allarity Europe”), which is a wholly-owned subsidiary of Allarity Therapeutics, Inc., re-issued a Convertible Promissory Note (the “Promissory Note”) to Novartis Pharma AG, a company organized under the laws of Switzerland (“Novartis,” and together with Allarity Europe, the “License Parties”) in the principal amount of $1,000. The Promissory Note was re-issued pursuant to the First Amendment to License Agreement, with an effective date of March 30, 2022 (the “First Amendment”), entered into by and between the License Parties, which amended the License Agreement dated April 6, 2018 (the “Original Agreement”) previously entered into by the License Parties relating to the Compound (as defined in the Original Agreement). The First Amendment amends and restates Section 11.7 of the Original Agreement to add the revised Note to the list of enforceable claims in the second paragraph of Section 11.7 making the revised Note enforceable under New York law as a legal obligation of Allarity Denmark (f/k/a OV-SPV2 ApS). All other provisions of the Original Agreement and Promissory Note were unchanged and remain in full force and effect.

In consideration of the licenses and rights granted, Allarity Europe paid Novartis a one-time, non-refundable, non-creditable upfront payment consisting of $1,000 (“Upfront Payment”) and issued to Novartis a Promissory Note with an initial principal balance equal to $1,000, which Allarity Europe caused its affiliate, OV-SPV2, to issue to Novartis. In accordance with the terms of the Promissory Note, all payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note, plus any accrued interest thereon, shall be due and payable on the earlier to occur of: (i) the seventh (7th) anniversary of April 6, 2018; and (ii) an event of default (the “Maturity Date”).

The Promissory Note pays simple interest on the outstanding principal amount from the date until payment in full, which interest shall be payable at the rate of five percent (5%) per annum. Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. The entire outstanding principal balance of the Promissory Note and all accrued interest shall be fully due and payable on the Maturity Date. The Promissory Note is convertible upon an initial public offering (“IPO”) of OV-SPV2 and allows Novartis a one-time right to exchange the Convertible Promissory Note for such number of equity securities of OV-SPV2 equal to three percent (3%) of OV-SPV2’ outstanding equity securities, calculated on a fully diluted as-converted to common stock basis, held by all holders of equity securities of OV-SPV2 immediately prior to the closing of the IPO.

As the Promissory Note was assumed in connection with the 2018 Merger, the Company recognized the Promissory Note and related accrued interest at its fair value. The Company utilized a third-party valuation specialist to estimate the fair value of the Promissory Note and related accrued interest. Based on the specialist’s valuation, the Company recognized the Promissory Note and related accrued interest at its estimated fair value, based upon an equivalent market interest rate of 12.875%, of approximately $787 on December 31, 2019, and recognized interest expense of $93 and $99 in the years ended December 31, 2020 and December 31, 2021 respectively and a corresponding increase in liability, resulting in a net liability of $979 and $880 at each of December 31, 2021 and December 31, 2020 respectively. The Company will measure the Note at amortized cost in subsequent reporting periods.

The Company evaluated the Promissory Note under ASC 480 and ASC 815 and the identified embedded features inclusive of: (1) conversion upon an IPO; (2) mandatory redemption upon a change of control; and (3) mandatory redemption in the event of default; to determine if bifurcation is required pursuant to ASC 815-15-25-1. The Promissory Note is a freestanding instrument that is convertible into shares of the OV-SPV2 ApS’ common (or preferred, as the case may be) equity. The Promissory Note was not issued in conjunction with any other instrument meaning that the Promissory Note meets the definition of a freestanding instrument. Since the conversion feature meets the definition of a derivative it was evaluated for bifurcation and management determined the conversion feature requires bifurcation but because the value is not material the conversion feature has not been bifurcated at this time. The Company will continue to monitor for changes in specific facts and circumstances which may impact the conclusions reached herein.

During the six-month periods ended June 30, 2022, and June 30, 2021, the Company recorded $52 and $48 respectively to interest expense and increased the convertible promissory note liability by the same amount. The roll forward of the Promissory Notes as of June 30, 2022, and December 31, 2021, is as follows:

	June 30, 2022 $	December 31, 2021 $
Convertible promissory note	1,000	1,000
Less debt discount, opening	(215)	(263)
Plus, accretion of debt discount, interest expense	27	48
Convertible promissory note, net of discount	812	785
Interest accretion, opening	194	143
Interest accretion, expense	25	51
Ending balance	1,031	979

12. Convertible debt

On March 31, 2020 the Company entered into an agreement to issue up to $10,100 (SEK 100,000) (the “Commitment”) to be funded in tranches (“Tranches”) of ten non-interest-bearing notes (“Notes”) convertible into new shares of the Company, each with a value of $1,010 (SEK 10,000); 95% of each Tranche is received in cash, net of a 5% fee, and the conversion price of the Notes is 95% of the lowest closing volume weighted average price as reported by Bloomberg (“VWAP”). The Company accounted for the Notes issued under the FVO election whereby the financial instrument is initially measured at its issue-date estimated fair value and subsequently re-measured at estimated fair value on a recurring basis at each reporting date. The estimated fair value adjustment is presented as a single line item within other income (expense) in the accompanying condensed consolidated statements of operations under the caption “change in fair value of convertible debt”.

The Company determined the fair value of the Notes using a discounted cash flow valuation technique with a WACC of 15%. The Company estimates the change in fair value attributable to the instrument specific credit risk of the Notes at 1% under the fair value option and accordingly has recognized a loss of $9 in other comprehensive income during the six-month period ended June 30, 2021.

The roll forward of the Notes for the period ended June 30, 2021, is as follows:

June 30, 2021 $
Opening fair value	1,327
Convertible debt issued in the period	1,140
Change in fair value (loss) reported in statement operations	474
Foreign exchange	(116)
Conversion of notes to common stock	(2,825)
Ending fair value balance at June 30, 2021	—

An effective interest rate determines the fair value of the Notes. The notes are unlisted and therefore, they are categorized as Level 3 in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The notes were fully converted to shares during the period ended June 30, 2021.

13. Series A Preferred Stock and Common Stock Purchase Warrants

(a) Series A Preferred Stock Terms

On May 20, 2021, we entered into a Securities Purchase Agreement (the “SPA”) with 3i, LLP, a Delaware limited partnership (“3i”) for the purchase and sale of 20,000 shares of our Series A Convertible Preferred Stock (the “Preferred Shares”) for $1,000 per share for an aggregate purchase price of $20 million (the “PIPE Investment”) with accompanying common stock purchase warrants (the “3i Warrants”). On December 8, 2021, the Board adopted resolutions to create a series of twenty thousand (20,000) shares of preferred stock, par value $0.0001, designated as “Series A Convertible Preferred Stock.” On December 14, 2021, we filed a Certificate of Designations (the “COD”) setting forth the rights, preferences, privileges and restrictions for 20,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”). On December 20, 2021, we issued 20,000 shares of Preferred Stock at $1,000 per share and a common stock purchase warrant to purchase 2,018,958 shares of common stock at an initial exercise price of $9.9061 to 3i for an aggregate purchase price of $20 million.

Except to the extent that the holders of at least a majority of the outstanding Series A Preferred Stock (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below), all shares of capital stock are junior in rank to all Series A Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Company will be subject to the rights, powers, preferences and privileges of the Series A Preferred Stock. Without limiting any other provision of this COD, without the prior express consent of the Required Holders, voting separate as a single class, the Company will not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”), (ii) of pari passu rank to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Stock”) or (iii) any Junior Stock having a maturity date or any other date requiring redemption or repayment of such shares of Junior Stock that is prior to the first anniversary of the December 20, 2021. In the event of the merger or consolidation of the Company with or into another corporation, the Series A Preferred Stock will maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation will result inconsistent therewith.

The Series A Preferred Stock has a liquidation preference equal to an amount per Series A Preferred Stock equal to the sum of (i) the Black Scholes Value (as defined in the Warrants, which was sold concurrent with the Series A Preferred Stock) with respect to the outstanding portion of all Warrants held by such holder (without regard to any limitations on the exercise thereof) as of the date of such event and (ii) the greater of (A) 125% of the Conversion Amount of such Series A Preferred Stock on the date of such payment and (B) the amount per share such holder would receive if such holder converted such Series A Preferred Stock into common stock immediately prior to the date of such payment, and will be entitled to convert into shares of common stock at an initial fixed conversion price of $9.9061 per share, subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon sixty-one (61) days’ prior written notice.

Under the terms of the COD, the initial fixed conversion price of the Series A Preferred Stock is $9.9061, subject to adjustment. In the event that (i) the average of the VWAP of the Company’s shares for each of the five (5) trading days immediately preceding the date of delivery is less than the fixed conversion price of $9.9061 (a “Price Failure”), or (ii) the sum of (x) the aggregate daily dollar trading volume (as reported on Bloomberg) of our common stock on Nasdaq during the ten (10) trading day period ending on the trading day immediately preceding such date of determination, divided by (y) ten (10), is less than $1,500,000 (a (“Volume Maximum Failure”), each share of Series A Preferred Stock is entitled to convert at a price equal to 90% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding the date of delivery divided by two (2) (the “90% Conversion Price”), but not less than the Floor Price (as defined in the COD), or, at the time of such Price Failure or Volume Maximum Failure, the sum of the average daily U.S. Dollar volume for our common stock during the ten (10) days previous to conversion divided by ten (10) is less than $2 million then each share of Series A Preferred Stock is entitled to convert at the lower of the fixed conversion price or a price equal to 80% of the sum of the two (2) lowest VWAPs during the ten (10) trading day period immediately preceding delivery divided by two (2) (the “80% Conversion Price”), but not less than the Floor Price (such 80% Conversion Price or 90% Conversion Price, as the case may be, the “Alternate Conversion Price”).

In addition, the COD provides for an adjustment to the conversion price and exercise of the Warrant in the event of a “new issuance” of our common stock, or common stock equivalents, at a price less than the applicable conversion price of the Series A Preferred Stock or exercise price of the Warrant. The adjustment is a “full ratchet” adjustment in the conversion price of the Series A Preferred Stock equal to the lower of the new issuance price or the then existing conversion price of the Series A Preferred Stock with few exceptions. Furthermore, if we fail to maintain an adequate number of authorized and unissued shares of our common stock in reserve and we are unable to deliver shares or our common stock upon conversion of the Preferred Stock, we may be required to redeem the shares we were unable to deliver at a price equal to the highest closing price of our common stock during the time between the failure to deliver shares of our common stock and the redemption date.

If certain defined “triggering events” defined in the COD occur, such as a breach of the Registration Rights Agreement (specifically the Company’s Form S-1 as filed on SEC Edgar on September 13, 2021 and subsequently amended), suspension of trading, or our failure to convert the Series A Preferred Stock into common stock when a conversion right is exercised, failure to issue our common stock when the Warrant is exercised, failure to declare and pay to any holder any dividend on any dividend date, or upon a “bankruptcy triggering event” (as defined in the COD), then we may be required to redeem the Series A Preferred Stock for cash in the amount of up to a minimum of 125% of their Conversion Amount (as defined in the COD). In addition, if thirty (30) days after our common stock commences trading on the Nasdaq Stock Market the sum of the average daily dollar volume for the ten (10) days previous to conversion divided by ten (10) is less than $2.5 million, then the Series A Preferred Stock will be entitled to a one-time dividend equal to an 8% increase in the stated value of the Series A Preferred Stock, or an $80 dollar increase per share in stated value, resulting in a stated value of $1,080 (one thousand and eighty dollars) per Series A Preferred Stock. Additionally, if any of the triggering events are not addressed on a timely basis, we could be liable to pay and 18% per annum dividend. On April 29, 2022, the Company experienced a triggering event as defined in the COD.

In the event that the Company experiences a “Change of Control” (as defined in the COD), the Company may also be required to redeem the Preferred Shares for cash at a minimum of 125% of their Conversion Amount.

Holders of Series A Preferred Stock will have no voting rights, except as required by law and as expressly provided in the COD.

(b) Series A Preferred Stock Triggering Event

As more specifically discussed below, a “Triggering Event” under the COD occurred on April 29, 2022, under Section 5(a)(ii) of the COD, which would have resulted in the following unless 3i, agreed to forebear and/or waive its rights under the COD:

1. An 18% per annum dividend will start to accrue on the stated value of all outstanding Preferred Shares and will continue to accrue until the Triggering Event has been cured. The accrued dividend is added to the stated value prior to the Dividend Payment Date and paid in cash on the first trading day of the Company’s next fiscal quarter. A “Late Charge” in the amount of 18% per annum will accrue on any amounts due to be paid to holders of the Preferred Shares if not paid when due, including payments that may be owed under Section 2(e) of the Registration Rights Agreement (“RRA”).

2. A “Triggering Event Redemption Right” will commence and remain open for a period of 20 trading days from the later of the date the Triggering Event is cured or the receipt by 3i of the Triggering Event Notice. Under the Triggering Event Redemption Right, if elected by the holder of the Preferred Shares, the Company would be obligated to redeem all or a portion of the Preferred Shares for a minimum of 125% of the stated value of the Preferred Shares. Concurrently, under the provisions of the PIPE Warrant, if elected by 3i, the Company would be obligated to redeem the PIPE Warrant for the Black Sholes Triggering Event Value as defined in the warrant agreement.

3. A “Registration Delay Payment” will accrue on April 22, 2022 (the expiration of the Allowable Grace Period under the RRA) in the amount of 2% of 3i’s “Purchase Price” as defined in the Securities Purchase Agreement which is approximately 2% of $20 million, or $400 thousand and will continue to accrue at 2% every 30 days thereafter. Additionally, a late charge of 2% per month will accrue on any payments that are not paid when due. The Registration Delay Payments will stop accruing when the post-effective amendment is declared effective by the SEC at which time the registration statement and its prospectus will again be available for the resale of common stock.

On May 4, 2022, the Company and 3i entered into a Forbearance Agreement and Waiver, dated April 27, 2022, wherein 3i confirmed that no Triggering Event as defined under the COD has occurred prior to April 27, 2022, that a Triggering Event under Section 5(a)(ii) will and has occurred on April 29, 2022, and that in consideration for the Registration Delay Payments the Company is obligated to pay under the RRA, and additional amounts the Company is obligated to pay under the COD and 3i’s legal fees incurred in the preparation of the Forbearance Agreement and Waiver in the aggregate of $539 paid upon execution of the Forbearance Agreement and Waiver, and so long as the Company pays the Registration Delay Payments that become due and payable under the RRA after the execution of the Forbearance Agreement and Waiver, 3i has agreed to forbear exercising any rights or remedies that it may have under the COD that arises as a result of a Triggering Event under Section 5(a)(ii) of the COD and Section 4(c)(ii) of the PIPE Warrant until the earlier to occur of (i) the date immediately prior to the date of occurrence of a Bankruptcy Triggering Event, (ii) the date of occurrence of any other Triggering Event under Section 5(a) of the COD (excluding any Triggering Event arising solely as a result of Section 5(a)(ii) of the COD and Section 4(c)(ii) of the PIPE Warrant), (iii) the time of any breach by the Company under the Forbearance Agreement and Waiver, (iv) the Resale Availability Date as defined therein and (v) June 4, 2022 (such period, the “Forbearance Period”). Provided that the Company is not in breach of its obligations under Forbearance Agreement and Waiver, effective as of the Trading Day immediately following the date the Company cures the Triggering Event under Section 5(a)(ii) of the COD, 3i agrees to waive any rights or remedies that it may have under the COD that arises as a result of a Triggering Event under Section 5(a) of the COD and Section 4(c)(ii) of the PIPE Warrant that may have arisen prior to the date of the Forbearance Agreement and Waiver.

On June 6, 2022, we entered into that certain First Amendment to the Forbearance Agreement and Waiver with 3i, (the “Amendment”) to extend the forbearance period date under subsection 5 of Section 2 of the Forbearance Agreement and Waiver dated April 27, 2022 (the “Original Agreement”) from June 4, 2022 to June 20, 2022. In addition, the parties agreed that the forbearance period of June  20, 2022 may also be extended for an additional fifteen (15) days to July 5, 2022, provided that, on June 20, 2022 the Company will remove the restrictive legend on 441,005 shares of common stock of the Company issued in connection with the conversion of certain shares of Series A Preferred Stock (“Conversion Shares”) by 3i pursuant to the conversion notice dated May 25, 2022, and 3i is able to sell the Conversion Shares free of restrictions (including volume restrictions) pursuant to SEC Rule 144(b)(1)(i) (the “Legend Removal”).

The Original Agreement was entered into by the Company and 3i as a result of a delay under the Registration Rights Agreement dated May 20, 2021. Under the Original Agreement, in exchange for certain consideration, 3i agreed to forbear exercising any rights or remedies that it may have had under the COD in connection with certain Triggering Events (as described therein) until the earlier to occur of (i) the date immediately prior to the date of occurrence of a Bankruptcy Triggering Event, (ii) the date of occurrence of any other Triggering Event under Section 5(a) of the COD (excluding any Triggering Event arising solely as a result of Section 5(a)(ii) of the COD and Section 4(c)(ii) of the Warrant), (iii) the time of any breach by the Company under the Forbearance Agreement and Waiver, (iv) the Resale Availability Date as defined therein and (v) June 4, 2022 (such period, the “Original Forbearance Period”). As a result of the Amendment, the June 4, 2022, date has been amended to June 20, 2022, with the option to extend to July 5, 2022 subject to the Legend Removal.

(c) 3i Warrant Terms

Concurrently with the issuance of our Preferred Stock, the Company issued warrants to purchase 2,018,958 shares of the Company’s common stock at an exercise price of $9.9061 per share, subject to adjustments (“3i Warrants”). The material terms of the 3i Warrants are as follows:

(i)	The warrants have and term of three years and expire on December 20, 2024;

(ii)	The exercise of the warrants are subject to a beneficial ownership limitation of 4.99% which can be adjusted to a beneficial ownership limitation of 9.99% upon sixty-one (61) days’ prior written notice;

(iii)	The exercise price and the number of 3i Warrant shares issuable upon the exercise of the 3i Warrants are subject to adjustment, as follows:

o	In the event of a stock dividend, stock split or stock combination recapitalization or other similar transaction involving the Company’s common stock the exercise price will be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event;

o	If the Company sells or issues any shares of common stock, options, or convertible securities at an exercise price less than a price equal to the Warrant exercise price in effect immediately prior to such sale (a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the new issuance price;

o	Simultaneously with any adjustment to the exercise price, the number of 3i Warrant shares that may be purchased upon exercise of the 3i Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of 3i Warrant shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise) and;

o	Voluntary adjustment for the Company to any amount and for any period deemed appropriate by the board of directors of the Company.

(iv)	In the event of either the Company consolidating or merging with or into another entity (the “Fundamental Transaction”), the sale or assignment of substantially all of the Company’s subsidiaries, or a Triggering Event (as defined in the COD), the holder is entitled to require the Company to pay the holder an amount in cash equal to the Black-Scholes value of the 3i Warrants on or prior to the later of the second trading after the date of request for payment and the date of consummation of the Fundamental Transaction; or at any time after the occurrence of the Triggering Event.

(d) Accounting

i.	Series A Convertible Preferred Stock

The Company evaluated the Series A Convertible Preferred Stock under ASC 480-10 to determine whether it represents an obligation that would require the Company to classify the instrument as a liability and determined that the Series A Convertible Preferred Stock is not a liability pursuant to ASC 480-10. Management then evaluated the instrument pursuant to ASC 815 and determined that because the holders of the Series A Convertible Preferred Stock may be entitled to receive cash, the Series A Convertible Preferred stock should be recorded as mezzanine equity given the cash redemption right that is within the holder’s control.

Generally, preferred stock that are currently redeemable should be adjusted to their redemption amount at each balance sheet date. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value when redemption becomes probable to occur.

ii.	3i Warrants

The 3i Warrants were identified as a freestanding financial instrument and are within the scope of ASC 480-10. Liability-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are recognized through earnings for as long as the contracts continue to be classified as a liability. The measurement of fair value is determined utilizing an appropriate valuation model considering all relevant assumptions current at the date of issuance and at each reporting period (i.e., share price, exercise price, term, volatility, risk-free rate and expected dividend rate).

Management further evaluated the financial instrument and all identified features pursuant to ASC 815 and concluded the Warrants would be classified as a liability and subsequently measured at fair value in future reporting periods. Accordingly, a residual fair value method has been applied with respect to the allocation of proceeds between the Preferred Stock and the Warrants.

(e) Series A Preferred Stock Conversions

Between January 1, 2022, and June 30, 2022, a total of 2,782 Series A Preferred shares were converted into 1,187,281 shares of our common stock, thereby reducing outstanding Series A Preferred shares at June 30, 2022 to 17,018. The fair value of the derivative liability associated with the Series A Preferred Stock converted during the six month period ended June 30, 2022, as determined by Monte Carlo simulations, was $613. Because the latest four conversions in the six-month period ended June 30, 2022, were completed at less than the agreed floor price, we recorded a floor price liability of $1,511 and recognized a $1,511 reduction of additional paid in capital. The liability was paid in cash prior to June 30th, 2022.

Additionally, because the Company’s average daily dollar volume of stock trading was less than $2.5 million during a ten-day period in January 2022, the Company has recorded a one-time deemed dividend of 8% in the amount of $1,572 on preferred stock converted between February 1, 2022 and March 31, 2022 and the balance of preferred stock outstanding as at March 31, 2022 as an increase to the value of the convertible preferred stock and a reduction of additional paid in capital. In addition, under the terms of the Registration Rights Agreement (“RRA”), during the period ended June 30, 2022, the Company has also paid 3i an additional $800 in Registration Delay Payments.

The following inputs were used for the Series A Preferred Stock conversions recorded in the six month period ended June 30, 2022 and the fair value of the Series A Preferred Derivative liability determined at June 30, 2022 and December 31, 2021:

	January 1, 2022 – June 30, 2022	December 31, 2021
Initial exercise price	$9.05 - $9.91	$9.91
Stock price on valuation date	$1.32 - $10.75	$10.37
Risk-free rate	1.03% - 2.95%	0.96%
Time to exercise (years)	2.47 - 2.96	2.97
Equity volatility	70% - 105%	70%
Probability of volume failure	93% - 99%	92%
Rounded 10 day average daily volume (in 1,000’s)	$297 - $873	$908

On June 30, 2022, the Company utilized the reset strike options Type 2 model by Espen Garder Haug and Black-Scholes Merton models to estimate the fair value of the Warrants to be approximately $1,519. On December 31, 2021, the Company utilized Monte Carlo simulations models to estimate the fair value of the Warrants to be approximately $11,273. The Warrants were valued at June 30, 2022, and December 31, 2021, using the following inputs:

	June 30, 2022	December 31, 2021
Initial exercise price	$9.91	$9.91
Stock price on valuation date	$1.32	$10.50
Risk-free rate	2.91%	0.91%
Expected life of the Warrant to convert (years)	2.48	3.0
Rounded annual volatility	120%	73%
Timing of liquidity event	February 15, 2023	Q3 2022 – Q2 2023
Expected probability of event	90%	90%

The accounting for the Series A Convertible Preferred Stock and Warrants is illustrated in the tables below:

	Consolidated Balance Sheets					Consolidated Statement of Operations & Comprehensive Loss
	Warrant liability	Series A Preferred Derivative Liability	Series A Convertible Preferred Stock – Mezzanine Equity	Common Stock	Additional paid-in capital	Finance Costs	Fair value adjustment to derivative and warrant liabilities

Subscription proceeds received on December 20, 2021	$11,273	$7,409	$1,318	$—	$—	$—	$—
Costs allocated	(877)	—	(679)	—		—	—
Costs expensed	877	—	—	—	—	877	—
December 21, 2021 conversion of 200 Series A Preferred Stock	—	(74)	(7)	2	80	—	—
Fair value adjustment at December 31, 2021	—	(154)	—	—	—	—	(154)
Balance, December 31, 2021	$11,273	$7,181	$632	$2	$80	$877	$(154)

	Consolidated Balance Sheets						Consolidated Statement of Operations & Comprehensive Loss
	Warrant liability	Series A Preferred Derivative Liability	Series A Convertible Preferred Stock – Mezzanine Equity	Common Stock	Additional paid-in capital	Accrued Liabilities	Fair value adjustment to derivative and warrant liabilities

Balances, December 31, 2021	$11,273	$7,181	$632	$2	$80	$—	$—
Conversion of 1,973 Series A Preferred Stock	—	(452)	(62)	75	440	—	—
Floor price adjustment on conversion of 1,973 Series A Preferred stock	—	—	—	—	(134)	134	—
8% deemed dividend on Preferred Stock	—	—	1,572	—	(1,572)	—	—
Fair value adjustment	(9,008)	(3,558)	—	—	—	—	12,566
Balances, March 31, 2022	2,265	3,171	2,142	77	(1,186)	134	12,566
Conversion of 809 Series A Preferred Stock	—	(161)	(29)	44	146	—	—
Floor price adjustment on conversion of 809 Series A Preferred Stock	—	—	—	—	(1,377)	1,377	—
Cash payment of accrued liabilities	—	—	—	—	—	(1,511)	—
Fair value adjustment	(746)	(128)	—	—	—	—	874
Balances, June 30, 2022	$1,519	$2,882	$2,113	$121	$(2,417)	$—	$13,440

14. Derivative Liabilities

(a) Series A Preferred Stock Conversion Feature

The derivative scope exception under ASC 815 is not met because a settlement contingency is not indexed to the Company’s stock. Therefore, the redemption feature (derivative liability) has been bifurcated from the Series A Preferred Stock and recorded as a derivative liability. The derivative value of the Series A Preferred Stock Redemption Feature (the “Redemption Feature”) is the difference between the fair value of the Series A Preferred Stock with the Redemption Feature and the Series A Preferred Stock without the Redemption Feature. The Series A Preferred Stock Redemption Feature has been valued with a Monte Carlo Simulation model, using the inputs as described in Note 13(e).

(b) Investor Warrants

In connection with subscriptions of Offer Units in the rights issue carried out in June 2021, 2,417,824 investor warrants (“TO3 warrants”) have been granted to investors. All Warrants were vested as of their grant date, were exercisable for $10 per share and had an expiration date of April 15, 2023.

At June 30, 2021 total investor warrants outstanding of 3,504,582 were comprised of: 1,086,758 warrants outstanding exercisable at a weighted average exercise price of $36.0 per share and 2,417,824 TO3 warrants exercisable for $10.0 per share. No investor warrants were exercised or expired during the six-month period ended June 30, 2021.

(c) Valuation of Derivative Liabilities

The derivative liabilities are measured at fair value at each reporting period and the reconciliation of changes in fair value during the six month period ended June 30, 2021 is presented in the following tables:

	3i Fund Series A Redemption Feature	Settlement Warrants	TO2 Warrants	TO3 Warrants
	June 30, 2022 $	June 30, 2021 $	June 30, 2021 $	June 30, 2021 $
Balance beginning	7,181	102	47	—
Issued during the period	—	—	—	2,000
Change in fair value	(3,686)	20	(46)	46
Translation effect		(3)	(1)	54
Amount transferred to Equity	(613)	—	—	—
Balance – end of period	2,882	119	—	2,100
Fair value per warrant / Series A Preferred share issuable at June 30, 2021	169.35	1.49	0.0	0.87

The assumptions for estimating the fair value of the 3i Fund Series A Redemption Feature are disclosed in Note 13(e).

The fair value of the Company’s derivative warrant liabilities as at June 30, 2021 were estimated using the Black-Scholes option pricing model for the Settlement Warrants and TO3 Warrants, based on the following assumptions:

	Warrants issued February 2020	Warrants issued December 2019
	Settlement Warrants	T03 Warrants
	June 30, 2021	June 30, 2021
Exercise price	$1.90 – (SEK 165)	$10.0 – (SEK 85)
Share price	$5.0 – (SEK 46)	$5.0 – (SEK 46)
Risk-free interest	(0.52)%	(0.52)%
Expected dividend yield	(0)%	(0)%
Contractual life (years)	1.67	1.80
Expected volatility	104.20%	104.20%

The Company measured its derivative warrant liabilities on a recurring basis using level 3 inputs.

15. Stockholders’ Equity

During the three months ended June 30, 2022, the Company issued 441,005 shares of common stock valued at $190 gross and ($1,187) net of the $1,377 floor price adjustment paid in cash upon the conversion of 809 shares of Series A Preferred stock.

During the three months ended June 30, 2021, the Company issued:

(a)	Units consisting of 2,417,824 common shares and 2,417,824 common share purchase warrants for $5 per unit; valued at $12,109 in exchange for $12,109 in cash, pursuant to its June 2021 rights offering. The attached warrants are exercisable for $10 each with an original expiration date of April 15, 2023, subsequently amended to September 13, 2021;

(b)	5,433 common shares valued at $16 upon the exercise of common stock purchase warrants; and

(c)	99,383 common shares valued at $496 upon conversion of debt.

Pursuant to the terms of the June rights offering the Company also recorded an obligation to issue 482,250 common shares and 482,250 common share purchase units valued at $2,384 in consideration for services ($1,991 net of $393 in associated costs). The units were issued after June 2021.

During the six months ended June 30, 2022, the Company issued 1,187,281 shares of common stock valued at $705 gross and ($806) net of the $1,511 floor price adjustment paid in cash upon the conversion of 2,782 shares of Series A Preferred stock.

During the six months ended June 30, 2021, the Company issued:

(a)	Units consisting of 2,417,824 common shares valued at $12,125 upon the issuance of 2,417,824 units of one common share and one share purchase warrant for $10.0 per unit. Terms of the Units and the obligation to issue shares of $2,384 are as described above in the three months ended June 30, 2021;

(b)	5,433 common shares valued at $16 upon the exercise of common stock purchase warrants; and

©	628,193 common shares valued at $2,880 upon conversion of debt.

16. Stock-based payments

During the three months ended June 30, 2022, the total stock-based payment expenses, net of forfeitures recorded in the condensed consolidated statement of operations and comprehensive loss were $133 (2021: $433) of which $88 and $45 are recognized as staffing expenses in general and administrative and research and development expenses respectively (2021: $285 and $147 as staffing expenses in general and administrative expenses and research and development expenses respectively). During the six months ended June 30, 2022, total stock-based expenses recognized in the condensed consolidated statement of operations and comprehensive loss were $1,198 (2021: $628) of which $791 and $407 are recognized as staffing expenses in general and administrative and research and development expenses respectively (2021: $414 and $214 as staffing expenses in general and administrative expenses and research and development expenses respectively).

Total unrecognized compensation cost of $1,787 for non-vested warrants at June 30, 2022 is expected to be realized over a period of 2 years.

A summary of stock option activity under the Company’s stock option plans during the six-month period ended June 30, 2022, is presented below:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Share	Weighted Average Life (in years)
Outstanding December 31, 2021	1,174,992	$6.8	4.9
Granted	—	—	—
Exercised	—	—	—
Forfeited	(161,973)	5.4	—
Outstanding as of June 30, 2022	1,013,019	$6.8	3.8
Options exercisable at June 30, 2022	722,225	$7.4	3.8

During the six-month period ended June 30, 2021, a total of 5,433 options were exercised at a weighted exercise price of $2.6 per warrant and no options were granted, expired, or cancelled.

17. Segments

The Company is domiciled in the United States of America and its operations are in Denmark and operates as one operating segment. Our Chief Executive Officer (CEO), as the chief operating decision-maker, manages and allocates resources to the operations of our Company on a total Company basis. Managing and allocating resources on a total company basis enables our CEO to assess the overall level of resources available and how to best deploy these resources across functions, therapeutic areas and research and development projects that are in line with our long-term company-wide strategic goals. Consistent with this decision-making process, our CEO uses consolidated, single-segment financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources, and setting incentive targets. The Company has neither revenues from external customers outside Denmark, nor long-term assets in geographical areas other than Denmark.

18. Loss per share of common stock

Basic loss per share is derived by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as warrants and stock options, which would result in the issuance of incremental shares of common stock unless such effect is anti-dilutive. In calculating the basic and diluted net loss per share applicable to common stockholders, the weighted average number of shares remained the same for both calculations because when a net loss exists, dilutive shares are not included in the calculation. Potentially dilutive securities outstanding, as determined by the latest applicable conversion price, that have been excluded from diluted loss per share due to being anti-dilutive include the following:

	Three and Six month period ended June 30,
	2022	2021
Warrants and stock options	3,031,977	3,714,668
Series A Convertible Preferred stock	8,483,465	—
	11,515,442	3,714,668

19. Financial Instruments

The following tables present information about the Company’s financial instruments measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Fair Value Measurements as of June 30, 2022 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Investment	$254	$—	$—	$254
Liabilities:
Warrant liability	$—	$—	$(1,519)	$(1,519)
Series A Convertible Preferred Stock Redemption Feature	—	—	(2,882)	(2,882)
	$—	$—	$(4,401)	$(4,401)

	Fair Value Measurements as of December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Investment	$350	$—	$—	$350
Liabilities:
Warrant liability	$—	$—	$(11,273)	$(11,273)
Series A Convertible Preferred Stock Redemption Feature	—	—	(7,181)	(7,181)
	$—	$—	$(18,454)	$(18,454)

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the date the actual event or change in circumstances that caused the transfer occurs. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. There were no transfers between level 1 or level 2 during the three and six month periods ended June 30, 2022, or June 30, 2021. Methods used to estimate the fair values of our financial instruments, not disclosed elsewhere in these financial statements, are as follows:

When available, our marketable securities are valued using quoted prices for identical instruments in active markets. If we are unable to value our marketable securities using quoted prices for identical instruments in active markets, we value our investments using broker reports that utilize quoted market prices for comparable instruments. Accordingly, our investment is considered a Level 1 financial asset. We have no financial assets or liabilities measured using Level 2 inputs. Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

The Company recognizes its derivative liabilities as level 3 and values its derivatives using the methods discussed below. While the Company believes that its valuation methods are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The primary assumptions that would significantly affect the fair values using terms in the notes that are subject to volatility and market price of the underlying common stock of the Company.

The Company used the reset strike options Type 2 model by Espen Garder Haug and Black-Scholes Merton models to measure the fair value of the warrant liability at $1,519 on June 30, 2022, and Monte Carlo simulations models to measure the fair value at $11,273 on December 31, 2021. The Company used Monte Carlo simulation models to measure the fair value of the Series A convertible preferred stock redemption feature at $2,882 and $7,181 respectively on June 30, 2022, and December 31, 2021, and will subsequently remeasure the fair value at the end of each period and record the change of fair value in the Condensed Consolidated Statements of Operation and Comprehensive Loss during the corresponding period. Fluctuations in the Company’s stock price are a primary driver for the changes in the derivative valuations during each reporting period. During the six-month period ended June 30, 2022, the Company’s stock price decreased from initial valuation. As the stock price decreases for each of the related derivative instruments, the value to the holder of the instrument generally decreases. Stock price is one of the significant unobservable inputs used in the fair value measurement of each of the Company’s derivative instruments.

20. Income Taxes

The effective tax rate for the three and six-month periods ended June 30, 2022, and June 30, 2021, was impacted by unbenefited losses. Specifically, the impairment charge of approximately $14,000 recognized in the six months ended June 30, 2022, has resulted in a tax benefit of $1,223 in the six months ended June 30, 2022.

21. Commitments and Contingencies

(a) Development costs

Under the terms of the June 2020 Out-License agreement, the Company is liable for development costs of Smerud Medical Research International (“Smerud”) in the approximate amount of $1,264 (one million two hundred and sixty-four thousand) which has been accrued as of December 31, 2021 and is payable as Smerud was unable to identify investors to fund development of in-licensed products from the Company by December 31, 2021.

Subsequent to December 31, 2021, and pursuant to the terms of the March 28, 2022, Amended License Agreement, the $1,309 liability was forgiven in exchange for a payment to LiPlasome. Consequently, as at June 30, 2022, the Company recognized a gain on sale of IP of $971 thousand and recorded a balance due to LiPlasome of $338 thousand (2,273 thousand DKK) in accrued liabilities, which was paid on April 1, 2022. However, notwithstanding the termination of the out-license agreement, we are currently engaged in discussions with Smerud in connection with the further development of 2X-111.

(b) Oncoheroes

Effective January 2, 2022, the Company entered into an Exclusive License Agreement with Oncoheroes Biosciences Inc. (the “Oncoheroes Agreement”) to grant Oncoheroes an exclusive royalty-bearing global license to both dovitinib and stenoparib in pediatric cancers. Oncoheroes will take responsibility for pediatric cancer clinical development activities for both clinical-stage therapeutics. Allarity will support Oncoheroes’ pediatric clinical trials by providing clinical-grade drug inventory at cost and by facilitating DRP® companion diagnostic screening of pediatric patients for each drug. Under the licenses, Oncoheroes will receive commercialization rights for pediatric cancers, subject to the Company’s first buy-back option for each program, and the Company will receive an upfront license fee and regulatory milestones for each program, specifically one for dovitinib and one for stenoparib, as follows:

i.	a one-time upfront payment of $250 thousand and $100 thousand for stenoparib and dovitinib respectively, within 5 business days after January 2, 2022 ($350 thousand received as of January 11, 2022 and recorded as a gain on sale of IP); and

ii.	two milestone payments of $1,000 (one million) each due and payable upon receipt of regulatory approval of a product in the United States, and of a product in Europe, respectively.

Pursuant to the Oncoheroes Agreement Allarity is also entitled to tiered royalties on aggregate net product sales (“Sales”) of between 7% and 12% on net sales of products as follows: 7% on Sales less than $100 million; 10% on Sales of greater than $100 million and less than $200 million; and 12% on Sales greater than $200 million.

(c). Lantern Pharma, Inc. – Irofulven Agreement

On July 23, 2021, we entered into an Asset Purchase Agreement with Lantern Pharma, Inc. relating to our inventory of Irofulven active pharmaceutical ingredients, our clinical research data relating to Irofulven developed by us during the drug development program under the May 2015 Drug License and Development Agreement for Irofulven and terminated our obligation to further advance the development of Irofulven under the May 2015 agreement. Under the Asset Purchase Agreement, Lantern Pharma agreed to pay us $1 million on closing of the transaction, and additional amounts:

(i)	when the inventory of Irofulven API is recertified with a longer shelf life;

(ii)	upon the initiation of treatment of the first patient in an investigator-led “compassionate use” ERCC2/3 mutation subgroup study using Irofulven in certain agreed upon investigators;

(iii)	upon the initiation of treatment of the first patient within twenty-four months after the closing of the transaction in any human clinical trial of Irofulven initiated by Lantern Pharma; and

(iv)	upon the initiation of treatment of the second patient within an agreed upon time period after the closing of the transaction in any human clinical trial of Irofulven initiated by Lantern Pharma.

Effective March 18, 2022, pursuant to clause (i) the inventory was recertified with a longer shelf life and as of June 30, 2022, we received $459 thousand which has been recorded as a gain on sale of IP.

22. Subsequent Events

For its interim consolidated financial statements as of June 30, 2022, and for the six months then ended, the Company evaluated subsequent events through the date on which those financial statements were issued.

i. Series A Preferred Stock Conversions

Subsequent to June 30, 2022, 3i converted a total of 1,212 Series A Preferred shares into 660,690 shares of our common stock. Pursuant to the terms of the COD, because the Alternate Conversion Price was below the Floor Price of $1.9812, the Company is obligated to pay 3i an Alternate Conversion Floor Amount of $1,046,428 which has been recorded as a liability and reduction to additional paid in capital as of August 18, 2022.

ii. Stock Option Grant

On July 7, 2022, Mr. David Roth was appointed as an independent director of the Company. As compensation for Dr. Roth’s services as an independent director, Dr. Roth receives an annual retainer fee of $50,000, payable in cash, and if appointed to a committee of the Board, he will be eligible to receive $4,000 for serving as a member of the Nominating and Corporate Governance Committee and $5,000 for serving as a member of the Compensation Committee. In connection with Dr. Roth’s appointment, on July 7, 2022, the Board granted him options to purchase 23,000 shares of common stock at an exercise price of $1.28 per share, subject to vesting of 1/36 per month over thirty-six (36) months following the grant date. The expiration date for the options is five (5) years from date of grant.

iii. Board Annual Retainer

Effective July 7, 2022, upon recommendation of the Compensation Committee, the Board approved an increase in the annual retainer fee for independent directors to $50,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and plan of operations together with our condensed consolidated financial statements and the related notes appearing above.. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from the plans, intentions, expectations and other forward-looking statements included in the discussion below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those factors discussed in the section titled “Risk Factors” of our Annual Report on Form 10-K, filed with the SEC on May 17, 2022.

Overview

We are a biopharmaceutical company focused on discovering and developing highly targeted anti-cancer drug candidates. Using its Drug Response Predictor (DRP®) platform, the Company identifies the value in drug assets that have otherwise been discontinued by identifying patient populations where these drugs are active. The Company’s three lead drug candidates are: the tyrosine kinase inhibitor (TKI) dovitinib, the poly-ADP-ribose polymerase (PARP) inhibitor stenoparib, and the microtubule inhibitor agent IXEMPRA.

Recent Business Developments

On August 2, 2022, the Company announced that its Board of Directors (the “Board”) has mandated a refocus of the Company’s oncology pipeline strategy away from development of monotherapies towards development of more promising and clinically relevant combination therapies.

Following a lengthy and in-depth analysis of current pipeline opportunities, clinical/commercial/ regulatory risks, development costs and timelines, expected availability of funding, and in consultation with our senior management, its Scientific Advisory Board (SAB), and external experts, the Board concluded that refocusing the Company’s pipeline to development of combination therapies will accomplish the following:

●	Align with the ongoing shift in cancer therapy standard-of-care away from monotherapies toward combination therapies, which are increasingly driving market opportunities, and which have shown dramatic increases in patient benefit.

●	Strengthen the Company’s ability to attract additional funding from institutional life science investors, which is necessary to support the Company’s clinical development activities and future success.

●	Significantly broaden the Company’s possibilities for future commercial partnering with larger pharmaceutical companies to maximize the value of its pipeline assets and DRP® platform technology.

●	Improve the likelihood of clinical and commercial success of the Company’s pipeline assets.

The Board’s decision also considers feedback that the Company recently received from the U.S. Food and Drug Administration (FDA) from a Type C advisory meeting held in Q2 2022, regarding a potential Phase 3 clinical development path for dovitinib as a monotherapy third-line treatment for metastatic renal cell carcinoma (mRCC). As part of that feedback, the FDA has indicated, under its recent Project Optimus guidelines relating to new optimization of therapeutic dosing, that the Company will likely need to conduct a new dosing study for dovitinib prior to Company conducting any future Phase 3 studies that could enable the submission of a new NDA. Conducting a new dosing study for dovitinib, if required, would further delay the initiation and completion of a future Phase 3 study, and increase the cost, time, and market risks of advancing dovitinib as a monotherapy in the increasingly competitive indication of third-line mRCC. In view of those delays and increased costs/risks, the Company has determined that advancing dovitinib as a monotherapy in adults is no longer commercially viable or in the best interests of its stockholders. However, the drug will continue to be externally developed, via the partnership with OncoHeroes Biosciences, as a potential monotherapy for pediatric cancers.

As part of its new strategic pipeline focus, the Company has announced it expects to initiate enrollment in a Phase 1b/2 study of its PARP inhibitor, stenoparib, in combination with its pan-TKI, dovitinib, for the second-line or later treatment of metastatic ovarian cancer by or before Q4 2022. The Company plans to have trial sites in both the U.S. and Europe. The Company is currently evaluating other potential Phase 1b/2 studies for either stenoparib or dovitinib combined with another oncology therapeutic, including the mRCC space. The Company’s ongoing Phase 2 studies of stenoparib, as monotherapy for ovarian cancer, and IXEMPRA®, as monotherapy for metastatic breast cancer, will continue through their interim data readouts, now anticipated in Q4 2022 and Q1 2023, respectively. All pipeline development activities will continue to utilize drug-specific DRP® companion diagnostics to guide patient selection and treatment.

Change in Board of Directors and Annual Retainer Fee

On July 7, 2022, the Board increased the fixed number of authorized directors on the Board from four (4) to six (6). To fill the three (3) vacancies, the Board appointed the following individuals as directors of the Company:

●	Class I Director: Thomas Jensen, whose term will expire at the Company’s first annual meeting of stockholders held after December 2021, or until his successor shall have been duly elected and qualified, or until his earlier death, resignation, or removal;

●	Class II Director: Dr. David Roth, whose term will expire at the Company’s second annual meeting of stockholders to be held after December 2021, or until his successor shall have been duly elected and qualified, or until his earlier death, resignation, or removal; and

●	Class III Director: James G. Cullem, whose term will expire at the Company’s third annual meeting of stockholders to be held after December 2021, or until his successor shall have been duly elected and qualified, or until his earlier death, resignation, or removal.

Messrs. Cullem and Jensen are executive officers of the Company. In addition to serving as a director of the Company, Mr. Cullem will continue to serve as the Company’s Chief Executive Officer and Chief Business Officer. In addition, Mr. Jensen will continue to serve as the Company’s Senior Vice President, Investor Relations.

Mr. Roth was appointed as an independent director of the Company. As compensation for Dr. Roth’s services as an independent director, Dr. Roth receives an annual retainer fee of $50,000, payable in cash, and if appointed to a committee of the Board, he will be eligible to receive $4,000 for serving as a member of the Nominating and Corporate Governance Committee and $5,000 for serving as a member of the Compensation Committee. In connection with Dr. Roth’s appointment, on July 7, 2022, the Board granted him options to purchase 23,000 shares of common stock at an exercise price of $1.28 per share, subject to vesting of 1/36 per month over thirty-six (36) months following the grant date. The expiration date for the options is five (5) years from date of grant.

In addition, effective July 7, 2022, upon recommendation of the Compensation Committee, the Board approved an increase in the annual retainer fee for independent directors to $50,000.

Change in Management

In June 2022, the Company effected a change in management. Effective as of June 29, 2022, Steve Carchedi resigned from all positions in the Company, including his role of Chief Executive Officer and as a director of the Company. In addition, effective as of June 27, 2022, Jens Knudsen resigned from all positions in the Company, including his role of Chief Financial Officer of the Company. Pursuant to the terms set forth in their respective separation agreements with the Company, the Company agreed to provide Mr. Carchedi and Mr. Knudsen with certain payments and benefits comprising of: (i) continued payments of his base salary for a certain time period and (ii) COBRA coverage for a certain number of months (“Severance Benefits”). In exchange for the Severance Benefits, among other things, Messrs. Carchedi, and Knudsen each individually agreed to a release of claims in favor of the Company and to certain restrictive covenant obligations, and also reaffirmed his commitment to comply with their respective existing restrictive covenant obligations.

With the departure of Mr. Carchedi, the Board of Directors of the Company (the “Board”) appointed James Mr. Cullem as the interim Chief Executive Officer of the Company effective as of June 29, 2022. Accordingly, Mr. Cullem assumed the role as the interim Chief Executive Officer and continues his role as the Chief Business Officer. In addition, with the departure of Mr. Knudsen, the Board appointed Joan Brown, the Company’s current Director of Financial Reporting, as the interim Chief Financial Officer of the Company effective as of June 29, 2022. In addition to Ms. Brown’s role as Chief Financial Officer, she continues her role as Director of Financial Reporting.

Risks and Uncertainties

The Company is subject to risks common to companies in the biotechnology industry, including but not limited to, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, dependence on key personnel and collaboration partners, protection of proprietary technology, compliance with government regulations, development by competitors of technological innovations, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if the Company’s research and development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Impacts of COVID-19 on our Business — Update

In March 2020, the World Health Organization declared COVID-19 a global pandemic. COVID-19 has had an impact on our operations as it caused some unexpected delays in our clinical program activities as clinical trials were delayed. Management is unable to estimate the future financial effects, if any, to our business as a result of COVID-19 because of the high level of uncertainties and unpredictable outcomes of this disease.

We are continuing to evaluate the impact of COVID-19 pandemic on our business and are taking proactive measures to protect the health and safety of our employees, as well as to maintain business continuity. Based on guidance issued by federal, state, and local authorities, we transitioned to a remote work model for our employees, effective March 16, 2020. During the recent months restrictions due to COVID-19 have lifted significantly and as a result, our Danish employees have returned to work. Our North American employees are continuing to work remotely. We will continue to closely monitor and seek to comply with guidance from governmental authorities and adjust our activities as appropriate.

The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trial, healthcare systems or the global economy. However, these effects could harm our operations, and we will continue to monitor the COVID-19 situation closely.

Impact of the Russia-Ukraine War — Update

There have been immense flows of refugees to Europe and Denmark is ready to facilitate and to accept refugees from the Ukraine. It is far too early to estimate how many migrants Denmark will facilitate, but immigration officials have begun preparing to accept Ukrainian refugees. Being a North Atlantic Treaty Organization (NATO) member, Denmark will strengthen its own national preparedness as well as that of the NATO defense alliance. The Ukraine crisis has become a new a destabilizing factor in the Danish and global economy. It dampens growth and increases inflation at a time when inflation and capacity utilization is already high. While the Danish economy is generally robust and able to handle new challenges, and it is expected to enter a pause in growth. However, there are risks of a fall in activity in the Danish economy in general. To date the War has not yet had an impact on our results of operations however we expect it may have an impact on the costs of materials we purchase for our laboratory operations in Denmark but, we cannot predict or quantify the impact now.

Financial Operations Overview

Since our inception in September of 2004, we have focused substantially all our resources on conducting research and development activities, including drug discovery and preclinical studies, establishing, and maintaining our intellectual property portfolio, the manufacturing of clinical and research material, hiring personnel, raising capital and providing general and administrative support for these operations. In recent years, we have recorded very limited revenue from collaboration activities, or any other sources. We have funded our operations to date primarily from convertible notes and the issuance and sale of our ordinary shares.

We have incurred net losses in each year since inception. Our net losses were $7.9 million and $8.5 million for the six months ended June 30, 2022, and June 30, 2021, respectively. As of June 30, 2022, we had an accumulated deficit of $74.2 million. Substantially all our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

●	advance drug candidates through clinical trials;

●	pursue regulatory approval of drug candidates;

●	operate as a public company;

●	continue our preclinical programs and clinical development efforts;

●	continue research activities for the discovery of new drug candidates; and

●	manufacture supplies for our preclinical studies and clinical trials.

Components of Operating Expenses

Research and Development Expenses

Research and development expenses include:

●	expenses incurred under agreements with third-party contract organizations, and consultants;

●	costs related to production of drug substance, including fees paid to contract manufacturers;

●	laboratory and vendor expenses related to the execution of preclinical trials; and

●	employee-related expenses, which include salaries, benefits and stock-based compensation.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks and estimates of services performed using information and data provided to us by our vendors and third-party service providers. Non-refundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and accounted for as prepaid expenses. The prepayments are then expensed as the related goods are delivered and as services are performed.

To date, most of these expenses have been incurred to advance our lead drug candidates, dovitinib, stenoparib, and IXEMPRA®.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our drug candidates, as our drug candidates advance into later stages of development, and as we continue to conduct clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our drug candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our drug candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, facilities costs, depreciation and amortization expenses and professional services expenses, including legal, human resources, audit, and accounting services. Personnel-related costs consist of salaries, benefits, and stock-based compensation. Facilities costs consist of rent and maintenance of facilities. We expect our general and administrative expenses to increase for the foreseeable future due to anticipated increases in headcount to advance our drug candidates and as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, Nasdaq Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services.

Results of Operations for the Three and Six Months Ended June 30, 2022, and June 30, 2021 (unaudited)

The following table summarizes our results of operations for the three and six months ended June 30, 2022, and 2021:

	For the three months ended June 30,		Increase/	For the six months ended June 30,		Increase/
	2022	2021	(Decrease)	2022	2021	(Decrease)
	(In thousands)			(In thousands)
		(Restated)			(Restated)
Operating costs and expenses:
Research and development	$1,402	$2,279	$(877)	$2,691	$3,531	$(840)
Impairment of intangible assets	—	—	—	14,007	—	14,007
General and administrative	2,927	2,097	830	5,940	3,307	2,633
Total operating costs and expenses	4,329	4,376	(47)	22,638	6,838	15,800
Loss from operations:	$(4,329)	$(4,376)	$47	$(22,638)	$(6,838)	$(15,800)

Research and Development Expenses

We currently do not track our research and development costs by product candidate. A breakdown by nature of type of expense for the three and six months ended June 30, 2022, and 2021 is provided below.

	For the three months ended June 30,		Increase/	For the six months ended June 30,		Increase/
	2022	2021	(Decrease)	2022	2021	(Decrease)
	(In thousands)			(In thousands)
		(Restated)			(Restated)
Research study expenses	$535	439	$96	$1,040	$1,197	$(157)
Tax credit	(137)	(219)	82	(591)	(438)	(153)
Manufacturing & supplies	(7)	722	(729)	161	793	(632)
Contractors	388	863	(475)	765	1,079	(314)
Patents	(15)	7	(22)	61	67	(6)
Staffing	615	394	220	1,224	710	514
Amortization	18	32	(14)	38	68	(30)
Other	5	40	(35)	(7)	55	(62)
	$1,402	$2,279	$(877)	$2,691	$3,531	$(840)

For the three months ended June 30, 2022 and, June 30, 2021 (Restated)

The decrease of $877 thousand in research and development expenses was primarily because of decreases in manufacturing and supplies costs of $729 thousand, contractor costs of $475 thousand, amortization of $14 thousand, patent expenses of $22 thousand, and other of $35 thousand offset by an increase in research study expenses of $96 thousand, staffing costs of $229 thousand and a decrease in tax credit of $82 thousand. Staffing expenses increased due to accrued severance. Manufacturing and supplies and contractor costs have decreased since we have decreased our clinical activity to two of our three top priority assets while we prioritize our clinical programs.

For the six-months ended June 30, 2022 and June 30, 2021 (Restated)

The decrease of $850 thousand in research and development expenses was primarily because of decreases in research study expenses of $157 thousand, manufacturing & supplies costs of $632 thousand, contractor costs of $314 thousand, amortization of $30 thousand, other expenses of $62 thousand, patent costs of $6 thousand, and an increase in tax credits of $153 thousand, offset by increases in staffing costs of $514 thousand. Staffing expenses increased due to stock-based compensation and accrued severance. Research study expenses, and manufacturing and supplies and contractor costs have decreased as our clinical activity is limited to two of our three top priority assets while we prioritize our clinical programs.

Impairment of Intangible Assets

As a result of both the Company’s February 15, 2022, receipt of a RTF from the U.S. Food and Drug Administration regarding the Company’s NDA for Dovitinib, and the current depressed state of the Company’s stock price, the Company has performed an impairment assessment on its individual intangible assets utilizing a discounted cash flow model and recognized an impairment charge of $14.0 million during the six months ended June 30, 2022.

General and Administrative Expenses

For the three months ended June 30, 2022 and June 30, 2021 (Restated)

General and administrative expenses increased by $830 thousand for the three months ended June 30, 2022, compared to June 30, 2021. The increase was primarily due to an increase in audit and legal expenses of $610 thousand, insurance expense of $418 thousand, and communications expense of $10 thousand, offset by a decrease in premises expense of $30 thousand, staffing expenses of $69 thousand, listings expenses of $16 thousand. and other administrative expenses of $93 thousand. Staffing expenses decreased primarily due to decreased stock-based compensation expense offset by severance accruals.

For the six months ended June 30, 2022 and June 30, 2021 (Restated)

General and administrative expenses increased by $2.6 million for the six months ended June 30, 2022, compared to June 30, 2021. The increase was primarily due to increases in audit and legal expense of $1.3 million, insurance expense of $352 thousand, staffing expenses of $566 thousand, listings expenses of $75 thousand, and communications expense of $25 thousand, offset by a decrease in premises expense of $26 thousand, and other administrative expenses of $24 thousand. Staffing increased in the six months ended June 30, 2022, because of severance accruals.

Other Income (Expenses), Net

For the three months ended June 30, 2022 and June 30, 2021 (Restated)

Other income (expense) of ($324) thousand recognized in the three months ended June 30, 2022, consisted primarily of an ($800) thousand Registration Delay Payment paid to 3i, ($336) thousand in foreign exchange losses, ($34) thousand loss on our investment, and ($33) thousand in interest expenses, offset by an $874 thousand fair value adjustment to derivative and warrant liabilities and $5 thousand of interest income. In the three months ended June 30, 2021, other income (expense) of ($1.0) million consisted primarily of finance expenses of ($393) thousand, change in fair value of convertible debt of ($273) thousand, interest expenses of ($166) thousand, loss on investment of ($67) thousand, foreign exchange losses of ($41) thousand, fair value adjustment of derivative liability of ($25) thousand, and loss on extinguishment of convertible debt of ($25) thousand.

For the six-months ended June 30, 2022 and June 30, 2021 (Restated)

Other income (expense) of $13.7 million recognized in the six months ended June 30, 2022, consisted primarily of a $13.4 million fair value adjustment to derivative and warrant liabilities, income of $1.8 million from the gain on sale of IP, and interest income of $5 thousand, offset by ($605) thousand in foreign exchange losses, ($72) thousand in interest expenses, and ($70) thousand loss on investment. In the six months ended June 30, 2021, other income (expense) of ($1.6) million consisted of finance expenses of ($480) thousand, change in fair value of convertible debt of ($474) thousand, interest expenses of ($245) thousand, loss on investment of ($180) thousand, loss on extinguishment of convertible debt of ($141) thousand, foreign exchange losses of ($80) thousand, offset by a $20 thousand fair value adjustment of derivative liability.

Changes in fair value of our derivative liabilities and convertible debt are measured using level 3 inputs as described in our condensed consolidated financial statements.

Income Taxes

For the three month periods ended June 30, 2022 and June 30, 2021 (Restated)

Income tax recovery (expense) was ($4) thousand for the three months ended June 30, 2022 versus ($30) thousand for the three months ended June 30, 2021.

For the six-month periods ended June 30, 2022 and June 30, 2021 (Restated)

Income tax recovery (expense) was $1.2 million for the six months ended June 30, 2022 versus ($63) thousand for the six months ended June 30, 2021. The increase in income tax recovery of $1.3 million was primarily because the March 31, 2022 impairment charge of approximately $14,000 resulted in a tax benefit of $1.2 million for the six months ended June 30, 2022.

Liquidity, Capital Resources and Plan of Operations

Since our inception our operations have been financed primarily by the sale of convertible promissory notes and the sale and issuance of our ordinary shares. As of June 30, 2022, we had $7.6 million in cash, and an accumulated deficit of $74.2 million.

Our primary use of cash is to fund operating expenses, which consist of research and development as well as regulatory expenses related to our lead drug candidate, dovitinib, and clinical programs for stenoparib and IXEMPRA®, and to a lesser extent, general and administrative expenses. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

As of June 30, 2022, the Company’s cash deposits of $7.6 million were determined to be insufficient to fund its current operating plan and planned capital expenditures for the next 12 months. These conditions give rise to a substantial doubt over the Company’s ability to continue as a going concern.

Management’s plans to mitigate the conditions or events that raise substantial doubt include additional funding through public equity, private equity, debt financing, collaboration partnerships, or other sources. There are no assurances, however, that the Company will be successful in raising additional working capital, or if it is able to raise additional working capital, it may be unable to do so on commercially favorable terms. The Company’s failure to raise capital or enter into other such arrangements when needed would have a negative impact on its business, results of operations and financial condition and its ability to develop its product candidates.

We expect to incur substantial expenses in the foreseeable future for the development and potential commercialization of our drug candidates and ongoing internal research and development programs. At this time, we cannot reasonably estimate the nature, timing, or aggregate amount of costs for our development, potential commercialization, and internal research and development programs. However, to complete our current and future preclinical studies and clinical trials, and to complete the process of obtaining regulatory approval for our drug candidates, as well as to build the sales, marketing, and distribution infrastructure that we believe will be necessary to commercialize our drug candidates, if approved, we may require substantial additional funding in the future.

Contractual Obligations and Commitments

We enter into agreements in the normal course of business with vendors for preclinical studies, clinical trials and other service providers for operating purposes. We have not included these payments in the table of contractual obligations above since these contracts are generally cancellable at any time by us following a certain period after notice and therefore, we believe that our non-cancellable obligations under these agreements are not material.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2022	2021
	(In thousands)
		(Restated)
Net cash flows used in operating activities	$(9,664)	$(6,833)
Net cash flows provided by investing activities	809	—
Net cash flows (used in) provided by financing activities	(2,311)	13,035
Effect of foreign exchange rates on cash	(750)	98
Net (decrease) increase in cash	$(11,916)	$6,300

Operating Activities

For the six months ended June 30, 2022, net cash used in operating activities was approximately $9.7 million compared to approximately $6.8 million for the six months ended June 30, 2021. The $2.8 million increase in net cash used in operating activities was primarily the result of an increase of $1.8 million in non-cash adjustment and a net reduction in operating assets and liabilities of $1.6 million, offset by a $600 thousand decrease in loss for the six-month period ended June 30, 2022.

Investing Activities

For the six months ended June 30, 2022, net cash provided by investing activities was approximately $809 thousand compared to $0 for the six months ended June 30, 2021. The increase in net cash provided by investing activities was primarily due to proceeds from the sale of IP during the six months ended June 30, 2022.

Financing Activities

In the six months ended June 30, 2022, we incurred a $2.3 million financing cost as a result of a $1.5 million floor price adjustment on converted Series A Preferred Stock. We also paid an $800 thousand Registration Delay Penalty on our Series A Preferred stock.

In the six months ended June 30, 2021, we received $13.0 million from financing activities inclusive of $12.1 million from the issuance of common stock and $1.1 million in proceeds from convertible debt and we paid $121 thousand in share issuance costs. We also received and repaid a $2.9 million loan.

Operating Capital and Capital Expenditure Requirements

We believe that our existing cash and cash equivalents as of August 8, 2022, and our anticipated expenditures and commitments for the next twelve months including contractual obligations for milestone payments, will not enable us to fund our operating expenses and capital expenditure requirements for at least twelve months from the date of this report. Our estimate as to how long we expect our cash to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022, and June 30, 2021, and our audited consolidated financial statements for the years ended December 31, 2021, and December 31, 2020, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our significant accounting policies are described in the notes to our consolidated financial statements for the years ended December 31, 2021, and December 31, 2020, included in our Form 10-K for the year ended December 31, 2021, filed on May 17, 2022, and there have been no significant changes to our significant accounting policies during the six months ended June 30, 2022. These unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes.

Recently Issued Accounting Pronouncements

See the sections titled “Recently adopted accounting pronouncements” in Note 2(dd) and “Recently issued accounting pronouncements not yet adopted” in Note 2(ee) to the Company’s consolidated financial statements for the year ended December 31, 2021, and December 31, 2020, respectively, appearing in the Company’s 10-K filed with the SEC on May 17, 2022; and in Notes 3(i) and 3(j) to the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned hereunto duly authorized.

Allarity Therapeutics, Inc.

	By:	/s/ Joan Brown
Joan Brown
Chief Financial Officer

Dated: August 22, 2022